Via Facsimile and U.S. Mail
Mail Stop 4720

March 1, 2010

Mark A. LeDoux
Chief Executive Officer
Natural Alternatives International, Inc.
1185 Linda Vista Drive
San Marcos, California 92078

> **Re:** **Natural Alternatives International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 000-15701**

Dear Mr. LeDoux:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director